# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HAIN CELESTIAL GROUP INC, CIK 0000910406
CUSIP: 405217100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 221 RIVER STREET, 12TH FLOOR, HOBOKEN, New Jersey (NJ), 07030
Date of event which requires filing of this statement: 10/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162245

## Reporting persons
- Yadav Ganesh Goroba: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 6,954,162; shared voting power 0; sole dispositive power 6,954,162; shared dispositive power 0; aggregate amount beneficially owned 6,954,162 (7.6% of the class)
  Comment: For rows 5, 7 and 9: Represents 6,954,612 shares of common stock, par value $0.01 per share, all of which are owned through individual and retirement accounts.
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 91,002,269 shares outstanding of the Issuer's common stock as of September 8, 2026, according to the Issuer's Annual Report on Form 10-K filed on September 14, 2026.

## Item 1. Issuer
Name of issuer: HAIN CELESTIAL GROUP INC
Address of issuer's principal executive offices: 221 RIVER STREET, 12TH FLOOR, HOBOKEN, NEW JERSEY, 07030

## Item 2. Person Filing
Name of person filing: Ganesh Goroba Yadav
Address of principal business office or, if none, residence: 609 Wagner St, Fremont, CA 94539
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6954162
Percent of class: 7.6
Sole power to vote or to direct the vote: 6954162
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6954162
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Yadav Ganesh Goroba: Ganesh Goroba Yadav, Individual (10/27/2026)